==============================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange
    Act of 1934

For the fiscal year ended:  December 31, 1998
                          ---------------------
                                       or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange
    Act of 1934

For the period from _____________ to _____________

Commission File Number:  0-22256
                       ----------

                      MONACO COACH CORPORATION 401(k) PLAN
                            (Full title of the Plan)

                            MONACO COACH CORPORATION
          (Name of issuer of the securities held pursuant to the Plan)

                              91320 INDUSTRIAL WAY
                                COBURG, OR 97408
                     (Address of principal executive office)


==============================================================================

INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

------------------------------------------------------------------------------


                                                                         Page
                                                                         ----
REPORT OF INDEPENDENT ACCOUNTANTS                                          3

FINANCIAL STATEMENTS:
   Statement of Net Assets Available for Plan Benefits with
        Fund Information at December 31, 1998                              5
   Statement of Net Assets Available for Plan Benefits with
        Fund Information at December 31, 1997                              7
   Statement of Changes in Net Assets Available for Plan
        Benefits with Fund Information for the year ended
        December 31, 1998                                                  9
   Notes to Financial Statements                                          11

SUPPLEMENTAL SCHEDULES:
   Item 27A - Schedule of Assets Held for Investment
        Purposes as of December 31, 1998                                  17
   Item 27D - Schedule of Reportable Transactions for the
        year ended December 31, 1998                                      18

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS                                 19

REPORT OF INDEPENDENT ACCOUNTANTS


To the Administrative Committee
Monaco Coach Corporation 401(k) Plan:

In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Monaco Coach Corporation 401(k) Plan at December 31, 1998 and the changes in net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management, our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit as of and for the year ended December 31, 1998 was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 17 and 18 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1998 and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As permitted by 29 CFR 2520.130-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 3, which was certified by Key Trust Company, the trustee of the Plan, except for comparing the information with the related information included in the financial statements. We have been informed by the plan administrator that the trustee holds the Plan's investment assets and executes investment transactions. The plan administrator has obtained a certification from the trustee as of December 31, 1997 that the information provided to the plan administrator by the trustee is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying statement of net assets available for plan benefits as of December 31, 1997. The form and content of the information included in the financial statement, other than that derived from the information certified by the trustee, have been audited by us in accordance with generally accepted auditing standards and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/ PricewaterhouseCoopers LLP

Eugene, Oregon
April 23, 1999

MONACO COACH CORPORATION 401(k) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION December 31, 1998
(See Independent Accountants' Report)

                                               PARTICIPANT DIRECTED
                               ----------------------------------------------------
                                 MaGIC+       BALANCED       CONTRA         VALUE
                                  FUND          FUND          FUND       STOCK FUND
                               ----------    ----------    ----------    ----------
              ASSETS

Cash and cash equivalents      $    1,071    $    1,289    $    1,436    $    2,027
Investments, at fair value:
  Investment funds              9,016,868     2,914,151     2,750,772     5,674,561
Receivables:
  Employer's contributions        109,118        47,507        53,701        89,424
  Accrued interest
                               ----------    ----------    ----------    ----------
       Total assets             9,127,057     2,962,947     2,805,909     5,766,012

              LIABILITIES

Accrued administrative
  expenses
                               ----------    ----------    ----------    ----------
       Net assets available
         for plan benefits     $9,127,057    $2,962,947    $2,805,909    $5,766,012
                               ----------    ----------    ----------    ----------
                               ----------    ----------    ----------    ----------

  The accompanying notes are an integral part of these financial statements.

MONACO COACH CORPORATION 401(k) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION (Continued)
December 31, 1998
(See Independent Accountants' Report)


                                               PARTICIPANT DIRECTED                     NON-PARTICIPANT
                               -----------------------------------------------------        DIRECTED
                                 SPECIAL        JANUS                                   ---------------
                                 VALUE        OVERSEAS       MONACO      PARTICIPANT         COMMON
                               STOCK FUND       FUND       STOCK FUND       LOANS             STOCK            TOTAL
                               ----------    ----------    ----------    -----------     ---------------    -----------
              ASSETS

Cash and cash equivalents      $    1,044    $      631    $   83,087                      $   404,307      $   494,892
Investments, at fair value:
  Investment funds              2,428,000       843,234       430,360     $1,526,501        15,748,208       41,332,655

Receivables:
  Employer's contributions         43,206        22,739         8,087                                           373,782
  Accrued interest                                3,944           408                            1,711            6,063
                               ----------    ----------    ----------    -----------       -----------      -----------
       Total assets

              LIABILITIES

Accrued administrative
  expenses                                                      3,103                               77            3,180
                               ----------    ----------    ----------    -----------       -----------      -----------
       Net assets available
         for plan benefits     $2,472,250    $  870,548    $  518,839    $1,526,501        $16,154,149      $42,204,212
                               ----------    ----------    ----------    -----------       -----------      -----------
                               ----------    ----------    ----------    -----------       -----------      -----------

  The accompanying notes are an integral part of these financial statements.

MONACO COACH CORPORATION 401(k) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION December 31, 1997
(See Independent Accountants' Report)


                                               PARTICIPANT DIRECTED
                             ----------------------------------------------------------
                                MaGIC+        BALANCED         CONTRA         VALUE
                                 FUND           FUND            FUND        STOCK FUND
                             -------------  -------------  -------------  -------------
           ASSETS

Cash and cash equivalents
Investments, at fair value:
  Investment funds           $   8,168,845  $   2,443,961  $   1,913,087  $   4,118,746
Receivables:
  Employer's contributions         106,657         36,111         39,740         66,821
                             -------------  -------------  -------------  -------------
    Total assets                 8,275,502      2,480,072      1,952,827      4,185,567


         LIABILITIES

Accrued administrative
  expenses
                             -------------  -------------  -------------  -------------
    Net assets available
      for plan benefits      $   8,275,502  $   2,480,072  $   1,952,827  $   4,185,567
                             -------------  -------------  -------------  -------------
                             -------------  -------------  -------------  -------------


The accompanying notes are an integral part of these financial statements.

MONACO COACH CORPORATION 401(k) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION (Continued)
December 31, 1997
(See Independent Accountants' Report)


                                        PARTICIPANT DIRECTED             NON-PARTICIPANT
                             -------------------------------------------    DIRECTED
                               SPECIAL          JANUS                     -------------
                                VALUE         OVERSEAS     PARTICIPANT       COMMON
                              STOCK FUND         FUND          LOANS          STOCK          TOTAL
                             -------------  -------------  -------------  -------------  -------------
           ASSETS

Cash and cash equivalents                                                 $      75,668  $      75,668
Investments, at fair value:
  Investment funds           $   2,547,868  $     700,718  $   1,543,147     10,250,211     31,686,583
Receivables:
  Employer's contributions          35,995         12,869                                      298,193
                             -------------  -------------  -------------  -------------  -------------
    Total assets                 2,583,863        713,587      1,543,147     10,325,879     32,060,444


         LIABILITIES

Accrued administrative
  expenses                                                                        2,167          2,167
                             -------------  -------------  -------------  -------------  -------------
    Net assets available
      for plan benefits      $   2,583,863  $     713,587  $   1,543,147  $  10,323,712  $  32,058,277
                             -------------  -------------  -------------  -------------  -------------
                             -------------  -------------  -------------  -------------  -------------

The accompanying notes are an integral part of these financial statements.

MONACO COACH CORPORATION 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
   WITH FUND INFORMATION
for the year ended December 31, 1998
(See Independent Accountants' Report)


                                                   PARTICIPANT DIRECTED
                                   ----------------------------------------------------
                                     MaGIC+       BALANCED       CONTRA         VALUE
                                      FUND          FUND          FUND       STOCK FUND
                                   ----------    ----------    ----------    ----------
Additions to net assets
    attributed to:
  Employer matching
    contributions                  $  109,118    $   47,507    $   53,701    $   89,424
  Participant contributions           793,406       340,738       353,294       599,696
  Interest and dividends                  947       269,426            64       868,183
  Participant rollovers from
    other plans                        51,666        31,184        21,637        43,614
  Net appreciation (depreciation)
    in fair value of investments      496,502         8,878       618,692       266,089
                                   ----------    ----------    ----------    ----------
        Total net additions         1,451,639       697,733     1,047,388     1,867,006
                                   ----------    ----------    ----------    ----------
  Deductions from net assets
      attributed to:
    Distributions of benefits
      and loan distributions,
      due to participant
      terminations                    926,020       112,771       141,164       319,746
    Administrative expenses            12,512         3,366         2,801         5,485
                                   ----------    ----------    ----------    ----------
        Total deductions              938,532       116,137       143,965       325,231
                                   ----------    ----------    ----------    ----------
        Net increase (decrease)
          prior to interfund
          transfers                   513,107       581,596       903,423     1,541,775

  Net interfund transfers             338,448       (98,721)      (50,341)       38,670
                                   ----------    ----------    ----------    ----------
        Net increase (decrease)       851,555       482,875       853,082     1,580,445

  Net assets available for
      plan benefits:

    Beginning of year               8,275,502     2,480,072     1,952,827     4,185,567
                                   ----------    ----------    ----------    ----------
    End of year                    $9,127,057    $2,962,947    $2,805,909    $5,766,012
                                   ----------    ----------    ----------    ----------
                                   ----------    ----------    ----------    ----------

  The accompanying notes are an integral part of these financial statements.

MONACO COACH CORPORATION 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
   WITH FUND INFORMATION (Continued)
for the year ended December 31, 1998
(See Independent Accountants' Report)


                                                   PARTICIPANT DIRECTED                     NON-PARTICIPANT
                                   -----------------------------------------------------        DIRECTED
                                    SPECIAL        JANUS                                   ---------------
                                     VALUE        OVERSEAS       MONACO      PARTICIPANT         COMMON
                                   STOCK FUND       FUND       STOCK FUND       LOANS             STOCK            TOTAL
                                   ----------    ----------    ----------    -----------     ---------------    -----------
Additions to net assets
    attributed to:
  Employer matching
    contributions                  $   43,206     $ 22,739      $  8,087                                        $   373,782
  Participant contributions           354,313      146,296        11,384                                          2,599,127
  Interest and dividends              111,533        4,177           531     $  137,441        $    62,790        1,455,092
  Participant rollovers from
    other plans                        22,528       10,523         7,678                                            188,830
  Net appreciation (depreciation)
    in fair value of investments     (373,677)     105,574       104,359                         7,375,095        8,601,512
                                   ----------     --------      --------     ----------        -----------      -----------
        Total net additions           157,903      289,309       132,039        137,441          7,437,885       13,218,343
                                   ----------     --------      --------     ----------        -----------      -----------

  Deductions from net assets
      attributed to:
    Distributions of benefits
      and loan distributions,
      due to participant
      terminations                    108,813       80,116                      192,675          1,128,891        3,010,196
    Administrative expenses             2,848        1,289         3,129                            30,782           62,212
                                   ----------     --------      --------     ----------        -----------      -----------

        Total deductions              111,661       81,405         3,129        192,675          1,159,673        3,072,408
                                   ----------     --------      --------     ----------        -----------      -----------

        Net increase (decrease)
          prior to interfund
          transfers                    46,242      207,904       128,910        (55,234)         6,278,212       10,145,935

  Net interfund transfers            (157,855)     (50,943)      389,929         38,588           (447,775)
                                   ----------     --------      --------     ----------        -----------      -----------

        Net increase (decrease)      (111,613)     156,961       518,839        (16,646)         5,830,437       10,145,935

  Net assets available for
      plan benefits:

    Beginning of year               2,583,863      713,587                    1,543,147         10,323,712       32,058,277
                                   ----------     --------      --------     ----------        -----------      -----------
    End of year                    $2,472,250     $870,548      $518,839     $1,526,501        $16,154,149      $42,204,212
                                   ----------     --------      --------     ----------        -----------      -----------
                                   ----------     --------      --------     ----------        -----------      -----------

  The accompanying notes are an integral part of these financial statements.

MONACO COACH CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
(See Independent Accountants' Report)


1.   DESCRIPTION OF PLAN:

     The following brief description of Monaco Coach Corporation 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     GENERAL: The Plan is a defined contribution plan covering substantially all full-time employees of Monaco Coach Corporation (the Company) who have completed 500 hours of service with 6 months of consecutive employment and are age 18 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     CONTRIBUTIONS: Voluntary wage reduction may be elected by employees. These pre-tax reductions are contributed to the Plan by the Company and may range from 1% to 16% of the employee's pre-tax earnings. The Plan has a one-quarter match of participants' contributions up to the first 4% of the participants' compensation reduction, if the Company has a net profit at year end. Participants can change their investment fund allocations daily and pre-tax reduction percentage on a quarterly basis. All contributions are limited to the applicable amounts as prescribed by the Internal Revenue Code.

     PARTICIPANT ROLLOVERS FROM OTHER PLANS: Participants may rollover balances from other 401(k) plans into this Plan upon eligibility of participation in the Plan.

     INVESTMENT OPTIONS: Receipts of the Plan are invested by the Plan's trustee, Key Trust Company, at the designation of the participants. The Plan offers participants the following funds in which to invest:

         MANAGED GUARANTEED INVESTMENT CONTRACT FUND (MaGIC+FUND) - The objective of this fund is to seek a reasonable level of income together with the stability of principal. This fund invests primarily in a diversified portfolio of insurance companies and other investment contracts. The effective maturity of the fund is five years or less.

         BALANCED FUND - This fund seeks conservation of capital, current income and long-term growth of capital and income by investing in stock, bonds and other fixed-income securities.

         CONTRA FUND - This fund seeks capital appreciation investing. The fund invests primarily in common stock, but it has the ability to purchase other securities, including foreign securities, that may produce capital appreciation.

MONACO COACH CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued
(See Independent Accountants' Report)


1.   DESCRIPTION OF PLAN, Continued:

         VALUE STOCK FUND - The objective of this fund is to seek long-term growth capital and dividend income. The fund invests primarily in a diversified group of common stocks with an emphasis on companies with above-average total return potential. Under normal market conditions, the fund's investments will emphasize stocks with above-average dividend yields, below-average price/earnings, price/book value and price/cash flow ratios.

         SPECIAL VALUE STOCK FUND - The objective of this fund is to seek long-term growth of capital. The fund invests primarily in common stocks of small companies with a market value of less than $1 billion and medium sized companies with a market value of $1 to $5 billion.

         JANUS OVERSEAS FUND - The objective of this fund is to seek long-term growth of capital. The fund invests primarily in common stocks of companies located outside the United States (U.S.), but has the ability to invest in U.S. companies.

         MONACO STOCK FUND - This fund invests in Monaco Coach Corporation common stock. The objective of this fund is to allow employees to invest in the financial performance of the corporation.

         COMMON STOCK - This fund is comprised of Harley-Davidson, Incorporated common stock that was rolled over from the Holiday Rambler plan subsequent to the purchase by Monaco Coach Corporation. Prior to the purchase of Holiday Rambler by Monaco Coach Corporation, employees could designate a percentage of their deferral amount to this fund. However, after the acquisition, this fund is no longer a current investment option.

     PARTICIPANT LOANS: The Plan agreement contains a loan provision whereby participants can borrow 50% of the value of their vested balance, with the aggregate of all outstanding loans not to exceed $50,000. Interest on such loans is equal to 1% above the trustee's national prime rate (7.75% at December 31, 1998).

     PAYMENT OF BENEFITS: On termination of employment, a participant may elect to receive either a lump-sum distribution equal to the value of the participant's vested interest in his or her account or roll the balance of the account into a different plan. If the participant has a balance of greater than $3,500 in his or her account, the participant may also elect to keep the balance in the Plan.

     VESTING: Participants are immediately vested in their salary deferral contributions, as well as the employer match and any discretionary contributions.

MONACO COACH CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued
(See Independent Accountants' Report)


1.   DESCRIPTION OF PLAN, Continued:

     PARTICIPANT ACCOUNTS: Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit, to which a participant is entitled, is the benefit that can be provided from the participant's vested account.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     BASIS OF ACCOUNTING: The financial statements of the Plan are prepared under the accrual method of accounting.

     INVESTMENTS VALUATION AND INCOME RECOGNITION: The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Harley-Davidson, Incorporated common stock and Monaco Coach Corporation common stock are valued at quoted market prices. Participant notes receivable are valued at cost, which approximates the estimated fair value as the notes receivable accrue interest at a market rate of interest plus a margin. Purchases and sales of securities are reflected on a trade-date basis. Interest income is recorded on the accrual basis.

     The Plan presents in the statement of changes in net assets available of plan benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

     USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from plan assets during the reporting period. Actual results could differ from those estimates.

     RISKS AND UNCERTAINTIES: Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

MONACO COACH CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued
(See Independent Accountants' Report)


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

     PAYMENT OF BENEFITS: Benefits are recorded when paid. The Plan had $130,267 and $23,789 for December 31, 1998 and 1997, respectively, allocated to participants who have elected to withdraw from the Plan, which have not yet been paid or accrued.

3.   INVESTMENTS:

     The Plan's investments as of December 31, 1998 are as follows:

                                      SHARES    CURRENT VALUE
                                      ------    -------------
MaGIC+Fund                            701,483   $ 9,016,868
Balanced Fund                         184,908     2,914,151
Contra Fund                           140,232     2,750,772
Value Stock Fund                      325,750     5,674,561
Special Value Stock Fund              172,934     2,428,000
Janus Overseas Fund                    42,190       843,234
Monaco Coach Corporation
  common stock                         16,240       430,360
Harley-Davidson, Incorporated
  common stock                        332,416    15,748,208

     The following is a summary of the unaudited information regarding the Plan, included in the Plan's financial statements, that was certified by the trustee, Key Trust Company for the year ended December 31, 1997.

Key Trust Company:
  MaGIC+Fund                                     $ 8,168,845
  Balanced Fund                                    2,443,961
  Contra Fund                                      1,913,087
  Value Stock Fund                                 4,118,746
  Special Value Stock Fund                         2,547,868
  Janus Overseas Fund                                700,718
Common stock:
  Harley-Davidson, Incorporated                   10,250,211
Participant loans                                  1,543,147
                                                 -----------
      Investment in Trust Fund                   $31,686,583
                                                 -----------
                                                 -----------

MONACO COACH CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued
(See Independent Accountants' Report)


4.   CASH AND CASH EQUIVALENTS:

     Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less. Balances during the year may exceed amounts insured by the Federal Deposit Insurance Corporation.

5.   TAX STATUS:

     On July 3, 1997, the Internal Revenue Service issued a letter of determination that the Plan met the requirements of Section 401 of the Internal Revenue Code and was, therefore, exempt from federal income taxes under provisions of Section 501(a).

6.   PLAN TERMINATION:

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants are 100% vested in their accounts.

MONACO COACH CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued
(See Independent Accountants' Report)


7. RECONCILIATION OF FINANCIAL STATEMENT AMOUNTS TO INTERNAL REVENUE SERVICE FORM 5500 AMOUNTS:

     The following is a reconciliation of net assets available for plan benefits per the financial statements to Form 5500 for December 31, 1998.

     Net assets available for plan benefits
       per the financial statements              $42,204,212
     Amounts allocated to withdrawing
       participants                                 (130,267)
                                                 -----------
     Net assets available for plan benefits
       for Form 5500                             $42,073,945
                                                 -----------
                                                 -----------


     The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 for December 31, 1998.

     Benefits paid to participants per the
       financial statements                      $ 3,010,196
     Add amounts allocated to withdrawing
       participants at December 31, 1998             130,267
     Less amounts allocated to withdrawing
       participants at December 31, 1997             (23,789)
                                                 -----------
     Benefits paid to participants per
       Form 5500                                 $ 3,116,674
                                                 -----------
                                                 -----------

     Amounts allocated to withdrawing participants are recorded on Form 5500 as benefit claims.

MONACO COACH CORPORATION 401(k) PLAN
ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 1998
(See Independent Accountants' Report)

                                                        DESCRIPTION
                                                       OF INVESTMENT
                                              -----------------------------
                                               RATE OF                         HISTORICAL      CURRENT
       IDENTITY OF ISSUE           SHARES     INTEREST          MATURITY          COST         VALUE
-------------------------------    -------    ----------    ---------------    -----------    -----------
Key Trust Company:
  MaGIC+Fund                       701,483       N/A        5 years or less     $7,972,132    $ 9,016,868
  Balanced Fund                    184,908       N/A              N/A            2,798,417      2,914,151
  Contra Fund                      140,232       N/A              N/A            1,814,080      2,750,772
  Value Stock Fund                 325,750       N/A              N/A            4,928,928      5,674,561
  Special Value Stock Fund         172,934       N/A              N/A            2,450,655      2,428,000
  Janus Overseas Fund               42,190       N/A              N/A              810,422        843,234
Common stock:
  Monaco Coach Corporation          16,240       N/A              N/A              326,001        430,360
  Harley-Davidson, Incorporated    332,416       N/A              N/A            2,855,457     15,748,208
Participant loans                             Prime rate                         1,526,501      1,526,501
                                               plus 1%
                                                5.77%
Cash and cash equivalents                                                          494,892        494,892
                                                                               -----------    -----------
                                                                               $25,977,485    $41,827,547
                                                                               -----------    -----------
                                                                               -----------    -----------

MONACO COACH CORPORATION 401(k) PLAN
ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS for the year ended December 31, 1998
(See Independent Accountants' Report)


Transactions which, when aggregated, involved more than 5% of the current value of beginning plan assets for the year ended December 31, 1998 were as follows:

                                             TRANSACTIONS      PURCHASE      SELLING
      FUND           DESCRIPTION OF ASSET    SHARES/UNITS       PRICE         PRICE         COST        NET GAIN
-----------------    --------------------    -------------    ----------    ----------    ----------    --------
MaGIC+               Common funds              136,963.741    $1,705,160                  $1,705,160
MaGIC+               Common funds              108,795.450                  $1,353,638     1,222,269    $131,369
Value Stock          Mutual funds              106,845.611     1,818,711                   1,818,711
Value Stock          Mutual funds               29,860.422                     528,985       437,805      91,180
Common Stock         Money Market            1,089,380.000     1,089,380                   1,089,380
Common Stock         Money Market              760,740.000                     760,740       760,740
Participant Loans    Promissory notes        1,059,364.000     1,059,364                   1,059,364
Participant Loans    Promissory notes          874,206.000                     874,206       874,206


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